UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A of the Securities Act of 1933

October 8, 2025
(Date of Report (Date of earliest event reported))

C3 Bullion, Inc.

Delaware      93-1423077
(State or other jurisdiction of incorporation)    (IRS Employer Identification No.)

875 North Michigan Avenue, Suite 3100
Chicago, Illinois 60611
(Address of principal executive offices) and (ZIP Code)

(920) 207-0100
(Registrant's telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 7.  Departure of Certain Officers

Chief Executive Officer resignation

On October 02, 2025, the Chief Executive Officer of the Company, Christopher Werner, resigned. Luciano O. Duque, current Chief Investment Officer, will assume the position of CEO.

Item 9.1  Other Events:

On October 07, 2025, the Board of Directors of C3 Bullion (i) ratified the appointment of Luciano O. Duque as Chief Executive Officer, effective [October 07, 2025], and (ii) appointed Judith A. Doens as Chief Financial Officer, effective [October 07, 2025]. Christopher Werner had served as interim Chief Financial Officer following the death of Jim Elgart on [May 31, 2025].

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of  the federal securities laws. You can identify these forward-looking statements by the use of words such as outlook, believes, expects, potential, continues, may, will, should, could, seeks, projects, predicts, intends, plans, estimates, anticipates or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled Risk Factors in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (SEC), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SECs website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C3 BULLION, INC.

By:/s/ Luciano Duque

Luciano Duque
Chief Executive Officer and Director

This 1-U, Current Report has been signed by the following person in the capacities indicated on October 8, 2025.

By:/s/ Judith Doens

Judith Doens
Chief Financial Officer

This 1-U, Current Report has been signed by the following person in the capacities indicated on October 8, 2025.

Date:       October 8, 2025